File No. 82-1598

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

QUARTERLY REPORT

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002

Prepared By Management
July 23, 2002

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: ___X___ **Schedule A**
___X___ **Schedule B & C**

ISSUER DETAILS:

Name of Issuer:	El Environmental Engineering Concepts Ltd.
Issuer's Address:	7290 Gray Avenue
	Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-435-7000 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-435-7000
Contact Email Address	dchapman@axion.net
Web Site Address	N/A
For Quarter Ended:	June 30, 2002
Date of Report:	July 23, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Debra Chapman	**July 23, 2002**
Name of Director	**Date Signed**
Martin Gnos	**July 23, 2002**
Name of Director	**Date Signed**

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

BALANCE SHEET
(Unaudited - Prepared by Management)

June 30, 2002

	June 30 2002	December 2001
Assets		
Current		
Cash and Marketable Securities	4,771	5,003
Accounts Receivable	598	53,949
Prepaid Expenses	1,367	0
Total Current Assets	6,735	58,952
Fixed Assets - Net	0	0
Total Assets	$6,735	$58,952
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	0	36,978
Total Liabilities	0	36,978
Shareholders' Equity		
Capital	3,320,311	3,320,311
Contributed Surplus	18,435	18,435
Deficit	(3,332,011)	(3,316,772)
Total Shareholders' Equity	6,735	21,974
Total Liabilities and Shareholders' Equity	$6,735	$58,952

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

For the six months ended June 30, 2002

	Three Months Ended June 30 2002	Six Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2001
Revenue				
Sales	0	0	0	103,885
Cost of Goods Sold	0	0	0	194,349
	0	0	0	(90,464)
Interest Income	0	0	267	267
Total Revenue	$0	$0	$267	($90,197)
Marketing Expenses				
Advertising and Marketing	0	0	0	762
Salaries and Commissions	0	0	0	11,941
Travel and Promotion	0	0	0	2,921
Administrative Expenses				
Consulting Fees	0	0	0	15,309
Depreciation	0	0	0	5,302
Foreign Exchange	(2)	737	4,007	(8,524)
Insurance	0	0	0	3,895
Interest and Bank Charges	38	107	39	5,195
Legal and Audit Fees	6,254	6,254	356	13,780
Office and General	7,632	14,632	10,919	28,920
Rent and Utilities	0	0	0	10,727
Repairs and Maintenance	0	0	0	492
Salaries	0	0	0	11,345
Transfer Agent and Listing Fees	2,530	4,458	4,881	7,015
Travel and Promotion	0	0	196	7,618
Total Expenses	16,452	26,188	20,398	116,699
Net Profit(Loss) From Operations	($16,452)	($26,188)	($20,131)	($206,896)
Proceeds From Sale Of Subsidiary	10,949	10,949	0	419,354
Net Profit(Loss)	(5,503)	(15,239)	(20,131)	212,458
Deficit, Beginning of Period	3,326,508	3,316,772	3,280,300	3,512,888
Deficit, End of Period	3,332,011	3,332,011	3,300,430	3,300,430
Profit(Loss) Per Share	(0.000)	(0.001)	(0.002)	0.018

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the six months ended June 30, 2002

	Three Months Ended June 30 2002	Six Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2001
Operating Activities				
Profit(Loss) for the Period	(5,503)	(15,239)	(20,131)	212,458
Non-Cash Charges to Income-Depreciation	0	0	0	8,641
Net Change in Non-Cash Working Capital	6,783	15,007	(1,683)	(122,068)
Total Operating Activities	1,280	(232)	(21,814)	99,031
Financing Activities				
Bank Credit Line	0	0	0	(152,104)
Note Payable	0	0	0	(1,014)
Total Financing Activities	0	0	0	(153,118)
Investing Activities				
(Acquisition) Disposition of Fixed Assets	0	0	0	23,493
(Acquisition) Disposition of Other Assets	0	0	0	6,133
Total Investing Activities	0	0	0	29,626
Change in Cash during the Period	1,280	(232)	(21,814)	(24,461)
Cash at Beginning of Period	3,494	5,003	25,358	28,006
Cash at End of Period	$4,771	$4,771	$3,545	$3,545

1. Discontinued Operations / Going Concern

On March 6, 2001, the Company sold all its operating assets for US $353,200. The proceeds were allocated based on fair market value of the capital assets, licence, inventory, prepaid rent and goodwill of $15,500, $4,900, $79,000, $3,800 and $250,000 respectively. The taxable capital gain on these amounts was offset by losses carried forward and therefore no tax liability was incurred. The proceeds of the sale were used to settle the third party debts of the subsidiary.

The Company's ability to enter into future endeavours is dependent upon its ability to obtain adequate financing and equity capital to support those operations. The Company has no sources of revenue subsequent to the sale of its operating assets.

2. Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that of the preceding year.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. Stock Based Compensation

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. Loss Per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. Share capital

Authorized: 23,156,500 common shares with no par value

Issued:

	2002		2001	
	Number	Amount	Number	Amount
Balance, beginning of year	11,849,165	$3,320,311	11,849,165	$3,320,311
Balance, end of period	11,849,165	$3,320,311	11,849,165	$3,320,311

No shares were issued during the period. The company has no warrants or other convertible securities outstanding.

7. Incentive Stock Options

The Company has no incentive stock options outstanding.

8. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 3 months ended June 30, 2002	Paid - 6 months ended June 30, 2002
Administration fees paid to a director	$6,000	$12,000

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

MANAGEMENT DISCUSSION

Subsequent to the sale of the Company's principal asset, the Company was designated as Inactive, effective June 18, 2001, in accordance with TSX Policy 2.6. On July 16, 2002, the Company received an extension from the TSX for the filing of a comprehensive reactivation plan. The Company must file an acceptable reorganization plan and meet Tier 2 maintenance requirements by December 18, 2002, after which the Company may be subject to a suspension in trading.

Management is currently in discussions with a number of arm's length third parties, whereby one of these third parties could acquire a controlling interest in the Company and provide a new business and future opportunities for the Company's shareholders.

Directors and Officers

Eric Watson	Chairman and Director
Terrell Ruhlman	President and Director
Debra Chapman	Director and Secretary
Martin Gnos	Director
Peter Karroll	Director

For further information, please contact: Debra Chapman, Secretary, at 604-435-7000